

Mail Stop 4546

November 4, 2016

VIA E-mail
James M. Frates
Senior Vice President and Chief Financial Officer
Alkermes Public Limited Company
Connaught House
1 Burlington Road
Dublin 4, Ireland

Re: Alkermes Public Limited Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-35299

Dear Mr. Frates:

        We have reviewed your September 27, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements
3. Divestiture, page F-16

1. We acknowledge your response to prior comment 1 of our September 19, 2016 letter. It does not appear that the policy elections you describe in your response are clearly explained in your filing. In addition, it is unclear from your response your intention to consistently apply these policy elections in your accounting for future divestitures. Please tell us if you intend to revise your disclosures in future filings to clarify.

You may contact Senior Staff Accountants James Peklenk at (202) 551-3661 or Ibolya Ignat at (202) 551-3636 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance